Exhibit 2
NORTHFIELD BANCORP, INC.
STOCK ISSUANCE PLAN

1. Introduction
     This Stock Issuance Plan (the “Plan”) provides for the offer and sale in the Stock Offering of up to 49.9% of the Common Stock of Northfield Bancorp, Inc., a federal corporation (the “Holding Company”), which will be the successor to Northfield Bancorp, Inc., a New York corporation upon completion of the Charter Conversion. The Common Stock will be offered on a priority basis to qualifying depositors and the Tax-Qualified Employee Plans of Northfield Bank (the “Bank”), with any remaining shares offered to the public in a Community Offering or a Syndicated Community Offering, or a combination thereof. The Stock Offering will be conducted in accordance with 12 C.F.R. Part 563g, Part 575 and, to the extent applicable, Form OC of the Regulations. Upon completion of the Charter Conversion and Stock Offering, NSB Holding Corp., a federally-chartered mutual holding company (the “MHC”) will continue to own at least a majority of the outstanding Common Stock of the Holding Company.
     As part of the Stock Offering and consistent with the Bank’s ongoing commitment to remaining an independent community-oriented savings bank, the Bank may establish a charitable foundation or trust. The charitable foundation would complement the Bank’s existing community reinvestment and charitable activities in a manner that will allow the community to share in the growth and success of the Bank. Accordingly, concurrently with the completion of the Stock Offering, the Holding Company may contribute to a new charitable foundation Common Stock in an amount up to 2% of the outstanding shares of Common Stock of the Holding Company and/or cash, provided the total contribution of Common Stock and/or cash to the charitable foundation does not exceed 8% of the gross proceeds of the Stock Offering.
     This Plan has been adopted by the Board of Directors of the Holding Company as a New York Corporation prior to the Charter Conversion, and will be ratified by the Board of Directors of the Holding Company as a federally-chartered corporation upon completion of the Charter Conversion.
2. Definitions
     As used in this Plan, the terms set forth below have the following meanings:
     Acting in Concert: The term Acting in Concert means (i) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal, whether or not pursuant to an express agreement; or (ii) a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. A Person or company which acts in concert with another Person or company (“other party”) shall also be deemed to be acting in concert with any Person or company who is also acting in concert with that other party, except that any Tax-Qualified Employee Plan will not be deemed to be acting in concert with its trustee or a Person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by the plan will be aggregated.
     Actual Purchase Price: The price per share, determined as provided in this Plan, at which the Common Stock will be sold in the Stock Offering.

     Affiliate: Any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with another Person.
     Application: The Application for Approval of a Minority Stock Issuance by a Subsidiary of a Mutual Holding Company to be submitted by the Holding Company to the OTS in connection with the Stock Offering.
     Associate: The term “Associate,” when used to indicate a relationship with any Person, means: (i) any corporation or organization (other than the Bank, the Holding Company, the MHC or a majority-owned subsidiary of any thereof) of which such Person is a senior officer or partner, or beneficially owns, directly or indirectly, 10% or more of any class of equity securities of the corporation or organization; (ii) any trust or other estate, if the Person has a substantial beneficial interest in the trust or estate or is a trustee or fiduciary of the trust or estate. (For purposes of §§ 563b.370, 563b.380, 563b.385, 563b.390, 563b.395 and 563b.505 of the Regulations, a Person who has a substantial beneficial interest in a Tax-Qualified or Non-Tax-Qualified Employee Plan, or who is a trustee or a fiduciary of the plan, is not an associate of the plan. For purposes of § 563b.370 of the Regulations, a Tax-Qualified Employee Plan is not an Associate of a Person); (iii) any Person who is related by blood or marriage to such Person and (a) who lives in the same house as the Person, or (b) who is a director, trustee or senior officer of the Bank, the Holding Company, the MHC or a subsidiary thereof.
     Bank: Northfield Bank, as a New York-chartered stock savings bank or a federally-chartered stock savings bank, as indicated by the context.
     Capital Stock: Any and all authorized stock of the Bank or the Holding Company.
     Charter Conversion: The conversion of (i) the Bank from a New York-chartered stock savings bank to federally-chartered stock savings bank regulated by the OTS; (ii) the Holding Company from a New York corporation to a federally-chartered corporation regulated by the OTS, and (iii) the MHC from a a New York corporation to a federally-chartered corporation regulated by the OTS.
     Common Stock: Common stock, par value $0.01 per share, issuable by the Holding Company, including securities convertible into Common Stock, pursuant to its charter.
     Community: The States of New York and New Jersey, and Pike County, Pennsylvania.
     Community Offering: The offering to certain members of the general public of any unsubscribed shares in the Subscription Offering. The Community Offering may include a Syndicated Community Offering or public offering.
     Control: (including the terms “controlling,” “controlled by” and “under common control with”) means the direct or indirect power to direct or exercise a controlling influence over the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise as described in Part 574 of the Regulations.
     Conversion Transaction: A conversion of the MHC from the mutual to the stock form of organization.

     Deposit Account(s): Any withdrawable account as defined in Section 561.42 of the Regulations, and shall include all demand deposit accounts as defined in Section 561.16 of the Regulations and certificates of deposit.
     Effective Date: The date upon which all necessary approvals have been obtained to complete the Stock Offering, and the Stock Offering has been completed.
     Eligible Account Holder: Any person holding a Qualifying Deposit on the Eligibility Record Date for purposes of determining subscription rights.
     Eligibility Record Date: March 31, 2006, the date for determining who qualifies as an Eligible Account Holder of the Bank.
     Employee Plans: The Tax-Qualified and Non-Tax-Qualified Employee Plans of the Bank and/or the Holding Company.
     ESOP: The Bank’s employee stock ownership plan and related trust.
     Estimated Valuation Range: The range of the estimated pro forma market value of the total number of shares of Common Stock to be issued by the Holding Company to the MHC and to Minority Stockholders, as determined by the Independent Appraiser prior to the Subscription Offering and as it may be amended from time to time thereafter.
     Exchange Act: The Securities Exchange Act of 1934, as amended.
     FDIC: The Federal Deposit Insurance Corporation.
     Foundation: Any new and/or existing charitable foundation intended to qualify as an exempt organization under Section 501(c)(3) of the Internal Revenue Code to which the Bank and/or the Holding Company contributes Common Stock and/or cash in connection with the Stock Offering.
     HOLA: The Home Owners’ Loan Act, as amended.
     Holding Company: Northfield Bancorp, Inc., a New York corporation or federally-chartered corporation, as indicated by the context, which will be majority-owned by the MHC after the completion of the Stock Offering and which will own 100% of the common stock of the Bank, and any successor to such corporation that may be established in connection with the Stock Offering or a Conversion Transaction.
     Independent Appraiser: The appraiser retained by the Holding Company and the Bank to prepare an appraisal of the pro forma market value of the Bank and the Holding Company.
     Independent Valuation: The aggregate consolidated pro forma market value of the Holding Company and the Bank, giving effect to the Stock Offering.
     Management Person: Any Officer, director or trustee of the Bank or any Affiliate of the Bank, and any person Acting in Concert with any such Officer, director or trustee.

     Market Maker: A dealer (i.e., any person who engages directly or indirectly as agent, broker, or principal in the business of offering, buying, selling or otherwise dealing or trading in securities issued by another person) who, with respect to a particular security, (1) regularly publishes bona fide competitive bid and offer quotations on request, and (2) is ready, willing and able to effect transactions in reasonable quantities at the dealer’s quoted prices with other brokers or dealers.
     MHC: NSB Holding Corp., a New York mutual corporation or a federally-chartered mutual corporation, as indicated by the context, and the mutual holding company of the Holding Company.
     Minority Ownership Interest: The shares of the Common Stock owned by persons other than the MHC, expressed as a percentage of the total shares of Common Stock outstanding.
     Minority Stockholder: Any owner of the Common Stock, other than the MHC.
     Non-Voting Stock: Any Capital Stock other than Voting Stock.
     Offering Range: The aggregate purchase price of the Common Stock to be sold in the Stock Offering based on the Independent Valuation expressed as a range, which may vary within 15% above or 15% below the midpoint of such range, with a possible adjustment by up to 15% above the maximum of such range. The Offering Range will be based on the Estimated Valuation Range, but will represent a Minority Ownership Interest equal to up to 49.9% of the Common Stock.
     Officer: An executive officer of the Holding Company or the Bank, including the Chief Executive Officer, President, Executive or Senior Vice Presidents in charge of principal business functions, Secretary, Treasurer and any other person performing similar functions.
     Order Form: Any form (together with any attached cover letter and/or certifications or acknowledgements), sent by the Holding Company to any Person containing among other things a description of the alternatives available to such Person under the Plan and by which any such Person may make elections regarding purchases of Common Stock in the Subscription and Community Offerings.
     Other Member: Any Person, other than an Eligible Account Holder or a Supplemental Eligible Account Holder, holding a Qualifying Deposit on the Other Member Record Date.
     Other Member Record Date: The last day of the month immediately preceding the month in which OTS approval of the Stock Offering is obtained.
     OTS: The Office of Thrift Supervision, and any successor thereto.
     Person: An individual, corporation, partnership, association, joint-stock company, limited liability company, trust, unincorporated organization, or a government or political subdivision of a government.
     Plan: This Northfield Bancorp, Inc. Stock Issuance Plan.

     Qualifying Deposit: The aggregate balance of each Deposit Account of an Eligible Account Holder as of the close of business on the Eligibility Record Date, or of a Supplemental Eligible Account Holder as of the close of business on the Supplemental Eligibility Record Date, or of an Other Member as of the close of business on the Other Member Record Date, as the case may be, provided such aggregate balance is not less than $50.
     Regulations: The rules and regulations of the OTS, including the OTS rules and regulations regarding mutual holding companies.
     Reorganization: The 1995 reorganization of the Bank into the mutual holding company structure.
     Resident: The terms “resident,” “residence,” “reside,” “resided” or “residing” as used herein with respect to any person shall mean any person who occupied a dwelling within the Bank’s Community, has an intent to remain within the Community for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence within the Community together with an indication that such presence within the Community is something other than merely transitory in nature. To the extent the Person is a corporation or other business entity, the principal place of business or headquarters shall be in the Community. To the extent a person is a personal benefit plan, the circumstances of the beneficiary shall apply with respect to this definition. In the case of all other benefit plans, the circumstances of the trustee shall be examined for purposes of this definition. The Bank may utilize deposit or loan records or such other evidence provided to it to make a determination as to whether a person is a resident. In all cases, however, such a determination shall be in the sole discretion of the Holding Company and the Bank.
     SEC: The Securities and Exchange Commission.
     Stock Offering: The offering of Common Stock to persons other than the MHC in a Subscription Offering and, to the extent shares remain available, in a Community Offering or a Syndicated Community Offering.
     Subscription Offering: The offering of Common Stock for subscription and purchase pursuant to Section 5.A of this Plan.
     Supplemental Eligible Account Holder: Any Person holding a Qualifying Deposit on the Supplemental Eligibility Record Date, who is not an Eligible Account Holder, a Tax-Qualified Employee Plan or an Officer or director of the Bank.
     Supplemental Eligibility Record Date: The last day of the calendar quarter preceding approval of the Plan by the OTS.
     Syndicated Community Offering: The offering of Common Stock following or contemporaneously with the Community Offering through a syndicate of broker-dealers.
     Tax-Qualified Employee Plan: Any defined benefit plan or defined contribution plan (including any employee stock ownership plan, stock bonus plan, profit-sharing plan, or other plan) of the Bank, the Holding Company, the MHC or any of their affiliates, which, with its related trusts, meets the requirements to be qualified under Section 401 of the Internal Revenue Code. The term “Non-Tax-Qualified Employee Plan” means any stock benefit plan of the Bank, the Holding Company, the MHC or any of their affiliates which is not so qualified under Section 401 of the Internal Revenue Code.
     Voting Stock:
(1)	Voting Stock means common stock or preferred stock, or similar interests if the shares by statute, charter or in any manner, entitle the holder:
(i)	To vote for or to select directors of the Bank or the Holding Company; and

(ii)	To vote on or to direct the conduct of the operations or other significant policies of the Bank or the Holding Company.
(2)	Notwithstanding anything in paragraph (1) above, preferred stock is not “Voting Stock” if:
(i)	Voting rights associated with the preferred stock are limited solely to the type customarily provided by statute with regard to matters that would significantly and adversely affect the rights or preferences of the preferred stock, such as the issuance of additional amounts or classes of senior securities, the modification of the terms of the preferred stock, the dissolution of the Bank, or the payment of dividends by the Bank when preferred dividends are in arrears;

(ii)	The preferred stock represents an essentially passive investment or financing device and does not otherwise provide the holder with control over the issuer; and

(iii)	The preferred stock does not at the time entitle the holder, by statute, charter, or otherwise, to select or to vote for the selection of directors of the Bank or the Holding Company.
(3)	Notwithstanding anything in paragraphs (1) and (2) above, “Voting Stock” shall be deemed to include preferred stock and other securities that, upon transfer or otherwise, are convertible into Voting Stock or exercisable to acquire Voting Stock where the holder of the stock, convertible security or right to acquire Voting Stock has the preponderant economic risk in the underlying Voting Stock. Securities immediately convertible into Voting Stock at the option of the holder without payment of additional consideration shall be deemed to constitute the Voting Stock into which they are convertible; other convertible securities and rights to acquire Voting Stock shall not be deemed to vest the holder with the preponderant economic risk in the underlying Voting Stock if the holder has paid less than 50% of the consideration required to directly acquire the Voting Stock and has no other economic interest in the underlying Voting Stock.

3. Number of Shares to be Offered
     The total number of shares (or range thereof) of Common Stock to be outstanding and the number of shares to be offered for sale pursuant to the Plan shall be determined initially by the Board of Directors of the Holding Company in conjunction with the Independent Valuation. The number of shares to be offered may be adjusted prior to completion of the Stock Offering. The total number of shares of Common Stock that may be issued to persons other than the MHC at the close of the Stock Offering must be less than 50% of the issued and outstanding shares of Common Stock.
4. Independent Valuation and Purchase Price of Shares
     All shares of Common Stock sold in the Stock Offering shall be sold at a uniform price per share. The Actual Purchase Price and number of shares to be outstanding shall be determined by the Board of Directors of the Holding Company on the basis of the estimated pro forma market value of the Holding Company and the Bank. The aggregate purchase price for the Common Stock will not be inconsistent with such market value of the Holding Company and the Bank. The pro forma market value of the Holding Company and the Bank will be determined for such purposes by the Independent Appraiser.
     Prior to the commencement of the Stock Offering, an Estimated Valuation Range will be established, which range may vary within 15% above to 15% below the midpoint of such range, and up to 15% greater than the maximum of such range, as determined by the Board of Directors at the time of the Stock Offering and consistent with OTS regulations. The Holding Company intends to issue up to 49.9% of its Common Stock in the Stock Offering. The number of shares of Common Stock to be outstanding and the ownership interest of the MHC may be increased or decreased by the Holding Company, taking into consideration any change in the independent valuation and other factors, at the discretion of the Board of Directors of the Holding Company.
     Based upon the Independent Valuation as updated prior to the commencement of the Stock Offering, the Board of Directors may establish the minimum and maximum percentage of shares of Common Stock that will be offered for sale in the Stock Offering, or it may fix the percentage of shares that will be offered for sale in the Stock Offering. In the event the percentage of the shares offered for sale in the Stock Offering is not fixed in the Stock Offering, the Minority Ownership Interest resulting from the Stock Offering will be determined as follows: (a) the product of (x) the total number of shares of Common Stock sold by the Holding Company and (y) the purchase price per share, divided by (b) the aggregate pro forma market value of the Bank and the Holding Company upon the closing of the Stock Offering and sale of all the Common Stock.
     Notwithstanding the foregoing, no sale of Common Stock may be consummated unless, prior to such consummation, the Independent Appraiser confirms to the Holding Company, the Bank and to the OTS that, to the best knowledge of the Independent Appraiser, nothing of a material nature has occurred which, taking into account all relevant factors, would cause the Independent Appraiser to conclude that the aggregate value of the Common Stock sold in the Stock Offering at the Actual Purchase Price is incompatible with the Independent Valuation. If such confirmation is not received, the Holding Company may cancel the Stock Offering, extend the Stock Offering and establish a new price range and/or estimated price range, extend, reopen or hold a new Stock Offering or take such other action as the OTS may permit.
     The estimated market value of the Holding Company and the Bank shall be determined for such purpose by an Independent Appraiser on the basis of such appropriate factors as are not inconsistent with OTS regulations. The Common Stock to be issued in the Stock Offering shall be fully paid and non-assessable.
     If there is a Community Offering or Syndicated Community Offering of shares of Common Stock not subscribed for in the Subscription Offering, the price per share at which the Common Stock is sold in such Community Offering or Syndicated Community Offering shall be the Actual Purchase Price, which will be equal to the purchase price per share at which the Common Stock is sold to persons in the Subscription Offering. Shares sold in the Community Offering or Syndicated Community Offering will be subject to the same limitations as shares sold in the Subscription Offering.
5. Method of Offering Shares and Rights to Purchase Stock
     In descending order of priority, the opportunity to purchase Common Stock shall be given in the Subscription Offering to: (1) Eligible Account Holders; (2) Tax-Qualified Employee Plans; (3) Supplemental Eligible Account Holders; and (4) Other Members. Any shares of Common Stock that are not subscribed for in the Subscription Offering may at the discretion of the Holding Company be offered for sale in a Community Offering or a Syndicated Community Offering. The minimum purchase by any Person shall be 25 shares. The Holding Company shall determine in its sole discretion whether each prospective purchaser is a “Resident,” “Associate,” or “Acting in Concert” as defined in the Plan, and shall interpret all other provisions of the Plan in its sole discretion. All such determinations are in the sole discretion of the Holding Company, and may be based on whatever evidence the Holding Company chooses to use in making any such determination.
     In addition to the priorities set forth below, the Board of Directors may establish other priorities for the purchase of Common Stock, subject to the approval of the OTS. The priorities for the purchase of shares in the Stock Offering are as follows:
     A. Subscription Offering
     Priority 1: Eligible Account Holders. Each Eligible Account Holder shall receive non-transferable subscription rights to subscribe for shares of Common Stock offered in the Stock Offering in an amount equal to the greater of $250,000, one-tenth of one percent (0.1%) of the total shares offered in the Stock Offering, or 15 times the product (rounded down to the nearest whole number) obtained by multiplying the total number of shares of Common Stock to be sold in the Stock Offering by a fraction, of which the numerator is the Qualifying Deposit of the Eligible Account Holder and the denominator is the total amount of Qualifying Deposits of all Eligible Account Holders, in each case on the Eligibility Record Date and subject to the provisions of Section 6; provided that the Holding Company may, in its sole discretion and without further notice to or solicitation of subscribers or other prospective purchasers, increase such maximum purchase limitation to 5% of the maximum number of shares offered in the Stock

Offering or decrease such maximum purchase limitation to 0.1% of the maximum number of shares offered in the Stock Offering, subject to the overall purchase limitations set forth in Section 6. If there are insufficient shares available to satisfy all subscriptions of Eligible Account Holders, shares will be allocated to Eligible Account Holders so as to permit each such subscribing Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which such person has subscribed. Thereafter, unallocated shares will be allocated pro rata to remaining subscribing Eligible Account Holders whose subscriptions remain unfilled in the same proportion that each such subscriber’s Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. To ensure proper allocation of stock, each Eligible Account Holder must list on his or her subscription order form all accounts in which he or she had an ownership interest as of the Eligibility Record Date. Officers, directors and their Associates may be Eligible Account Holders. However, if an officer, director or his or her Associate receives subscription rights based on increased deposits in the year before the Eligibility Record Date, subscription rights based upon these deposits are subordinate to the subscription rights of other Eligible Account Holders.
     Priority 2: Tax-Qualified Employee Plans. The Tax-Qualified Employee Plans shall be given the opportunity to purchase in the aggregate up to 4.9% of the shares of Common Stock to be outstanding immediately following the completion of the Stock Offering. In the event of an oversubscription in the Stock Offering, subscriptions for shares by the Tax-Qualified Employee Plans may be satisfied, in whole or in part, out of authorized but unissued shares of the Holding Company subject to the maximum purchase limitations applicable to such plans as set forth in Section 6, or may be satisfied, in whole or in part, through open market purchases by the Tax-Qualified Employee Plans subsequent to the closing of the Stock Offering. If the final valuation exceeds the maximum of the Offering Range, up to 4.9% of the shares of Common Stock to be outstanding immediately following the completion of the Stock Offering may be sold to the Tax-Qualified Employee Plans notwithstanding any oversubscription by Eligible Account Holders.
     Priority 3: Supplemental Eligible Account Holders. To the extent there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the Tax-Qualified Employee Plans, each Supplemental Eligible Account Holder shall receive non-transferable subscription rights to subscribe for shares of Common Stock offered in the Stock Offering in an amount equal to the greater of $250,000, one-tenth of one percent (0.1%) of the total shares offered in the Stock Offering, or 15 times the product (rounded down to the nearest whole number) obtained by multiplying the total number of shares of Common Stock to be sold in the Stock Offering by a fraction, of which the numerator is the Qualifying Deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders, in each case on the Supplemental Eligibility Record Date and subject to the provisions of Section 6; provided that the Holding Company may, in its sole discretion and without further notice to or solicitation of subscribers or other prospective purchasers, increase such maximum purchase limitation to 5% of the maximum number of shares offered in the Stock Offering or decrease such maximum purchase limitation to 0.1% of the maximum number of shares offered in the Stock Offering, subject to the overall purchase limitations set forth in Section 6. In the event Supplemental Eligible Account

Holders subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders and the Tax-Qualified Employee Plans, is in excess of the total shares offered in the Stock Offering, the subscriptions of Supplemental Eligible Account Holders will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each subscribing Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which such person has subscribed. Thereafter, unallocated shares will be allocated to each subscribing Supplemental Eligible Account Holder whose subscription remains unfilled in the same proportion that such subscriber’s Qualifying Deposits on the Supplemental Eligibility Record Date bear to the total amount of Qualifying Deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.
     Priority 4: Other Members. To the extent there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the Tax-Qualified Employee Plans, and Supplemental Eligible Account Holders, each Other Member shall receive non-transferable subscription rights to subscribe for shares of Common Stock offered in the Stock Offering in an amount equal to the greater of $250,000, one-tenth of one percent (0.1%) of the total shares offered in the Stock Offering, or 15 times the product (rounded down to the nearest whole number) obtained by multiplying the total number of shares of Common Stock to be sold in the Stock Offering by a fraction, of which the numerator is the Qualifying Deposit of the Other Member who is a depositor of the Bank and the denominator is the total amount of Qualifying Deposits of all Other Members who are depositors of the Bank, in each case on the Other Member Record Date and subject to the provisions of Section 6; provided that the Bank may, in its sole discretion and without further notice to or solicitation of subscribers or other prospective purchasers, increase such maximum purchase limitation to 5% of the maximum number of shares offered in the Stock Offering or decrease such maximum purchase limitation to 0.1% of the maximum number of shares offered in the Stock Offering, subject to the overall purchase limitations set forth in Section 6. In the event Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the Tax-Qualified Employee Plans, and Supplemental Eligible Account Holders, is in excess of the total shares offered in the Stock Offering, the subscriptions of Other Members will be allocated among subscribing Other Members so as to permit each subscribing Other Member to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which such person has subscribed. Thereafter, unallocated shares will be allocated to each subscribing Other Member whose subscription remains unfilled in the proportion that the amounts of their subscription bears to the total amount of subscriptions of all subscribing Other Members whose subscriptions remain unfilled.
     B. Community Offering
     Any shares of Common Stock not subscribed for in the Subscription Offering may be offered for sale in a Community Offering. This will involve an offering of all unsubscribed shares directly to the general public with a preference to those natural persons residing in the Community. The Community Offering, if any, shall be completed within 90 days from the date on which the prospectus is declared effective by the OTS, unless such period is extended as provided herein, and shall commence concurrently with, during or promptly after the Subscription Offering. The Holding Company and the Bank may use one or more investment banking firms on a best efforts basis to sell the unsubscribed shares in the Subscription and Community Offering. The Holding Company and the Bank may pay a commission or other fee to such investment banking firm(s) as to the shares sold by such firm(s) in the Subscription and Community Offering and may also reimburse such firm(s) for expenses incurred in connection with the sale. The Community Offering may include a syndicated community offering managed by such investment banking firm(s). The Common Stock will be offered and sold in the Community Offering, in accordance with OTS regulations, so as to achieve a widespread distribution of the Common Stock. No Person may purchase more than $250,000 of Common Stock in the Community Offering, subject to the overall purchase limitations set forth in Section 6. In the event orders for Common Stock in the Community Offering exceed the number of shares available for sale, shares will be allocated (to the extent shares remain available) first to cover orders of natural persons residing in the Community, and thereafter to cover orders of other members of the general public, so that each Person in such category of the Community Offering may receive 1,000 shares and thereafter, remaining shares will be allocated on an equal number of shares basis per order in the category until all orders within the category are filled.
     The Holding Company, in its sole discretion, may reject subscriptions, in whole or in part, received from any Person under this Section 5.B.
     C. Syndicated Community Offering
     Any shares of Common Stock not sold in the Subscription Offering or in the Community Offering, if any, may be offered for sale to the general public by a selling group of broker-dealers in a Syndicated Community Offering, subject to terms, conditions and procedures, including the timing of the offering, as may be determined by the Holding Company in a manner that is intended to achieve a widespread distribution of the Common Stock subject to the rights of the Holding Company to accept or reject in whole or in part all orders in the Syndicated Community Offering. It is expected that the Syndicated Community Offering would commence as soon as practicable after termination of the Subscription Offering and the Community Offering, if any. The Syndicated Community Offering shall be completed within 90 days from the date on which the prospectus is declared effective by the OTS, unless such period is extended as provided herein. No Person may purchase more than $250,000 of Common Stock in the Syndicated Community Offering, subject to the overall purchase limitations set forth in Section 6.
     If for any reason a Syndicated Community Offering of unsubscribed shares of Common Stock cannot be effected and any shares remain unsold after the Subscription Offering and the Community Offering, the Board of Directors of the Holding Company will seek to make other arrangements for the sale of the remaining shares. Such other arrangements will be subject to the approval of the OTS and to compliance with applicable securities laws.
6. Additional Limitations on Purchases of Common Stock
     Purchases of Common Stock in the Stock Offering will be subject to the following purchase limitations:

A.	The aggregate amount of outstanding Common Stock owned or controlled by persons other than the MHC at the close of the Stock Offering shall be less than 50% of the Holding Company’s total outstanding Common Stock.

B.	The maximum purchase of Common Stock in the Subscription Offering by a Person, through one or more individual and/or joint Deposit Accounts, is $250,000. The maximum purchase of Common Stock in the Subscription Offering by a group of Persons through a single Deposit Account is $250,000. No Person by himself, or with an Associate or group of Persons Acting in Concert, may purchase more than $500,000 of the Common Stock offered in the Stock Offering, except that: (i) the Holding Company may, in its sole discretion and without further notice to, or solicitation of, subscribers or other prospective purchasers, increase such maximum purchase limitation to 5% of the number of shares offered in the Stock Offering; (ii) the Tax-Qualified Employee Plans may purchase up to 4.9% of the shares of Common Stock to be outstanding immediately following the completion of the Stock Offering; and (iii) for purposes of this subsection 6.B shares to be held by any Tax-Qualified Employee Plan and attributable to a person shall not be aggregated with other shares purchased directly by or otherwise attributable to such person.

C.	The aggregate amount of Common Stock acquired in the Stock Offering, plus all prior issuances by the Holding Company, by any Non-Tax-Qualified Employee Plan or any Management Person and his or her Associates, exclusive of any shares of Common Stock acquired by such plan or Management Person and his or her Associates in the secondary market, shall not exceed 4.9% of the outstanding shares of Common Stock at the conclusion of the Stock Offering. In calculating the number of shares held by any Management Person and his or her Associates under this paragraph, shares held by any Tax-Qualified Employee Plan or Non-Tax-Qualified Employee Plan of the Holding Company or the Bank that are attributable to such Person shall not be counted.

D.	The aggregate amount of Common Stock acquired in the Stock Offering, plus all prior issuances by the Holding Company, by any Non-Tax-Qualified Employee Plan or any Management Person and his or her Associates, exclusive of any Common Stock acquired by such plan or Management Person and his or her Associates in the secondary market, shall not exceed 4.9% of the stockholders’ equity of the Holding Company at the conclusion of the Stock Offering. In calculating the number of shares held by any Management Person and his or her Associates under this paragraph, shares held by any Tax-Qualified Employee Plan or Non-Tax-Qualified Employee Plan of the Holding Company or the Bank that are attributable to such Person shall not be counted.

E.	The aggregate amount of Common Stock acquired in the Stock Offering, plus all prior issuances by the Holding Company, by any one or more Tax-Qualified Employee Plans, exclusive of any shares of Common Stock acquired by such plans in the secondary market, shall not exceed 4.9% of the outstanding shares of Common Stock at the conclusion of the Stock Offering.

F.	The aggregate amount of Common Stock acquired in the Stock Offering, plus all prior issuances by the Holding Company, by any one or more Tax-Qualified Employee Plans, exclusive of any shares of Common Stock acquired by such plans in the secondary market, shall not exceed 4.9% of the stockholders’ equity of the Holding Company at the conclusion of the Stock Offering.

G.	The aggregate amount of Common Stock acquired in the Stock Offering, plus all prior issuances by the Holding Company, by all stock benefit plans of the Holding Company or the Bank, other than employee stock ownership plans, shall not exceed 25% of the outstanding Common Stock held by persons other than the MHC.

H.	The aggregate amount of Common Stock acquired in the Stock Offering, plus all prior issuances by the Holding Company, by all Non-Tax-Qualified Employee Plans or Management Persons and their Associates, exclusive of any Common Stock acquired by such plans or Management Persons and their Associates in the secondary market, shall not exceed 25% of the outstanding shares of Common Stock held by persons other than the MHC at the conclusion of the Stock Offering. In calculating the number of shares held by Management Persons and their Associates under this paragraph or paragraph I. below, shares held by any Tax-Qualified Employee Plan or Non-Tax-Qualified Employee Plan that are attributable to such persons shall not be counted.

I.	The aggregate amount of Common Stock acquired in the Stock Offering, plus all prior issuances by the Holding Company, by all Non-Tax-Qualified Employee Plans or Management Persons and their Associates, exclusive of any Common Stock acquired by such plans or Management Persons and their Associates in the secondary market, shall not exceed 25% of the stockholders’ equity of the Holding Company held by persons other than the MHC at the conclusion of the Stock Offering.

J.	Notwithstanding any other provision of this Plan, no Person shall be entitled to purchase any Common Stock to the extent such purchase would be illegal under any federal law or state law or regulation or would violate regulations or policies of the National Association of Securities Dealers, Inc., particularly those regarding free riding and withholding. The Holding Company and/or its agents may ask for an acceptable legal opinion from any purchaser as to the legality of such purchase and may refuse to honor any purchase order if such opinion is not timely furnished.

K.	The Board of Directors of the Holding Company has the right in its sole discretion to reject any order submitted by a person whose representations the Board of Directors believes to be false or who it otherwise believes, either alone or acting in concert with others, is violating, circumventing, or intends to violate, evade or circumvent the terms and conditions of this Plan.

L.	A minimum of 25 shares of Common Stock must be purchased by each Person purchasing shares in the Stock Offering to the extent those shares are available; provided, however, that in the event the minimum number of shares of Common Stock purchased times the price per share exceeds $500, then such minimum purchase requirement shall be reduced to such number of shares which when multiplied by the price per share shall not exceed $500, as determined by the Board.
     Non-exclusive examples of the applicability of the purchase limitations set forth in this Section 6 include, but are not limited to, the following:
(i)	Depositor A has multiple Deposit Accounts, each of which is registered in his own name. No Associate of or individual otherwise Acting in Concert with Depositor A is purchasing Common Stock in the Subscription Offering. Depositor A can purchase a maximum of $250,000 of Common Stock in the Subscription Offering.

(ii)	Depositor B has one Deposit Account registered in her own name. Depositor B has another Deposit Account that is held jointly with Depositor C (either as an “and” account, an “or” account, or in any other form of joint account). No other Associate of or individual otherwise Acting in Concert with either of Depositor B or Depositor C is purchasing Common Stock in the Subscription Offering. Generally, no more than a total of $250,000 of Common Stock may be ordered in the Subscription Offering through the ownership of these two Deposit Accounts. However, if depositor C purchased $250,000 of Common Stock through an IRA or other type of account as permitted by Section 8, then Depositor B could also purchase a maximum of $250,000 of Common Stock in the Subscription Offering.

(iii)	Depositor D and Depositor E have multiple joint accounts with each other that are all titled in the same manner. No other Associate of or individual otherwise Acting in Concert with either of Depositor D or Depositor E is purchasing Common Stock in the Subscription Offering. No more than a total of $250,000 of Common Stock may be ordered in the Subscription Offering through the ownership of these Deposit Accounts, regardless of whether Depositor D or Depositor E purchases Common Stock through an IRA or other type of account as permitted by Section 8.

(iv)	Depositor F has one deposit account registered in his own name. Depositor G, who is Depositor F’s spouse, has one deposit account registered in her own name. No other Associate of or individual otherwise Acting in Concert with either of Depositor F or Depositor G is purchasing Common Stock in the Subscription Offering. The maximum combined amount of Common Stock that may be purchased by Depositor F and Depositor G through the ownership of these two Deposit Accounts is a total of $500,000.

     In the event OTS regulations are amended subsequent to the date of this Plan to increase the limitations set forth in paragraph 6.C. through 6.I., hereof, such increased purchase limitations shall apply to this Plan.
     Subscription rights afforded under this Plan and by OTS regulations are non-transferable. No person may transfer, offer to transfer, or enter into any agreement or understanding to transfer, the legal or beneficial ownership of any subscription rights under this Plan. No person may transfer, offer to transfer or enter into an agreement or understanding to transfer legal or beneficial ownership of any shares of Common Stock except pursuant to this Plan.
     EACH PERSON PURCHASING COMMON STOCK IN THE STOCK OFFERING WILL BE DEEMED TO CONFIRM THAT SUCH PURCHASE DOES NOT CONFLICT WITH THE PURCHASE LIMITATIONS IN THIS PLAN. ALL QUESTIONS CONCERNING WHETHER ANY PERSONS ARE ASSOCIATES OR A GROUP ACTING IN CONCERT OR WHETHER ANY PURCHASE CONFLICTS WITH THE PURCHASE LIMITATIONS IN THIS PLAN OR OTHERWISE VIOLATES ANY PROVISION OF THIS PLAN SHALL BE DETERMINED BY THE HOLDING COMPANY IN ITS SOLE DISCRETION. SUCH DETERMINATION SHALL BE CONCLUSIVE, FINAL AND BINDING ON ALL PERSONS, AND THE HOLDING COMPANY AND THE BANK MAY TAKE ANY REMEDIAL ACTION INCLUDING, WITHOUT LIMITATION, REJECTING THE PURCHASE OR REFERRING THE MATTER TO THE OTS FOR ACTION, AS THE HOLDING COMPANY MAY IN ITS SOLE DISCRETION DEEM APPROPRIATE.
7. Payment for Stock
     All payments for Common Stock subscribed for or ordered in the Subscription and Community Offering must be delivered in full to the Holding Company, together with a properly completed and executed order form, on or prior to the expiration date specified on the order form, unless such date is extended by the Holding Company; provided, that if the Employee Plans subscribe for shares of Common Stock during the Subscription Offering, such plans may pay for such shares at the Actual Purchase Price upon consummation of the Stock Offering. The Holding Company or the Bank may make scheduled discretionary contributions to the ESOP provided such contributions from the Bank, if any, do not cause the Bank to fail to meet its regulatory capital requirement.
     Payment for Common Stock shall be made either by check or money order, or if a purchaser has a Deposit Account in the Bank, such purchaser may pay for the shares subscribed for by authorizing the Bank to make a withdrawal from the purchaser’s Deposit Account at the Bank in an amount equal to the purchase price of such shares. Such authorized withdrawal, whether from a savings passbook or certificate account, shall be without penalty as to premature withdrawal. If the authorized withdrawal is from a certificate account, and the remaining balance does not meet the applicable minimum balance requirements, the certificate shall be canceled at the time of withdrawal, without penalty, and the remaining balance will earn interest at the Bank’s passbook rate. Funds for which a withdrawal is authorized will remain in the purchaser’s Deposit Account but may not be used by the purchaser until the Common Stock has been sold or a 90-day period (or such longer period as may be approved by the OTS) following the effective date of the Prospectus has expired, whichever occurs first. Thereafter, the withdrawal will be given effect only to the extent necessary to satisfy the subscription (to the extent it can be filled) at the Actual Purchase Price per share. Interest will continue to be earned on any amounts authorized for withdrawal until such withdrawal is given effect. The Bank or the Holding Company will pay interest, at a rate no less than the Bank’s passbook rate, for all amounts paid by check or money order to purchase Common Stock. Such interest will be earned from the date payment is received by the Bank or the Holding Company until consummation or termination of the Stock Offering. If for any reason the Stock Offering is not consummated, all payments made by subscribers in the Stock Offering will be refunded to them with interest. In case of amounts authorized for withdrawal from Deposit Accounts, refunds will be made by canceling the authorization for withdrawal.
8. Manner of Exercising Subscription Rights Through Order Forms
     As soon as practicable after the prospectus prepared by the Holding Company has been declared effective by the SEC and authorized for use by the OTS, copies of the prospectus and order forms will be distributed to all Eligible Account Holders, the Tax-Qualified Employee Plans, Supplemental Eligible Account Holders and Other Members at their last known addresses appearing on the records of the Bank for the purpose of subscribing for shares of Common Stock in the Subscription Offering and will be made available prospective purchasers of Common Stock in the Community Offering.
     Each order form will be preceded or accompanied by the prospectus describing the Holding Company, the Bank, the Common Stock and the Subscription and Community Offerings. Each order form will contain, among other things, the following:
A.	A specified date by which all order forms must be received by the Holding Company or the Bank, which date shall be not less than 20 days, nor more than 45 days, following the date on which the order forms are mailed by the Holding Company or the Bank, and which date will constitute the termination of the Subscription Offering;

B.	The Actual Purchase Price;

C.	A description of the minimum and maximum number of shares of Common Stock that may be subscribed for pursuant to the exercise of Subscription Rights or otherwise purchased in the Community Offering;

D.	Instructions as to how the recipient of the order form must indicate thereon the number of shares of Common Stock for which such Person elects to subscribe and the available alternative methods of payment therefor;

E.	An acknowledgment that the recipient of the order form has received a final copy of the prospectus prior to execution of the order form;

F.	A statement indicating the consequences of failing to properly complete and return the order form, including a statement to the effect that all subscription rights are nontransferable, will be void at the end of the Subscription Offering, and can only be exercised by delivering to the Holding Company or the Bank within the subscription period such properly completed and executed order form, together with a check or money order in the full amount of the purchase price as specified in the order form for the shares of Common Stock for which the recipient elects to subscribe in the Subscription Offering (or by authorizing on the order form that the Bank withdraw said amount from the subscriber’s Deposit Account at the Bank); and
G.	A statement to the effect that the executed order form, once received by the Holding Company or the Bank, may not be modified or amended by the subscriber without the consent of the Holding Company or the Bank.
     With the exception of purchases through individual retirement accounts, Keogh accounts and 401(k) plan accounts, shares of Common Stock purchased in the Subscription Offering must be registered in the names of all depositors on the qualifying Deposit Account(s). The ability to register Common Stock in a different name than the names of all of the depositors on the qualifying Deposit Account does not affect whether the depositors on the qualifying Deposit Account are Associates or are otherwise Acting in Concert with each other or with other individuals with other qualifying Deposit Accounts.
     Notwithstanding the above, the Bank and the Holding Company reserve the right in their sole discretion to accept or reject orders received on order forms via facsimile or that have been photocopied.
9. Undelivered, Defective or Late Order Form; Insufficient Payment
     In the event order forms (a) are not delivered or are returned to the Holding Company or the Bank by the United States Postal Service or the Holding Company is unable to locate the addressee, (b) are not received back by the Holding Company or the Bank or are received by the Holding Company or the Bank after the expiration date specified thereon, (c) are defectively filled out or executed, (d) are not accompanied by the full required payment for the shares of Common Stock subscribed for (including cases in which Deposit Accounts from which withdrawals are authorized are insufficient to cover the amount of the required payment), or (e) are not mailed pursuant to a “no mail” order placed in effect by the account holder, the subscription rights of the Person to whom such rights have been granted will lapse as though such Person failed to return the completed order form within the time period specified thereon; provided, that the Holding Company may, but will not be required to, waive any immaterial irregularity on any order form or require the submission of corrected order forms or the remittance of full payment for subscribed shares by such date as the Holding Company may specify. The interpretation by the Holding Company of terms and conditions of this Plan and of the order forms will be final, subject to the authority of the OTS.
10. Completion of the Stock Offering
     The Stock Offering will be terminated if not completed within 90 days from the date on which the prospectus is declared effective by the OTS unless an extension is approved by the OTS.

11. Establishment and Funding of Charitable Foundation
     As part of the Stock Offering, the Holding Company and the Bank may establish the Foundation, which will qualify as an exempt organization under Section 501(c)(3) of the Internal Revenue Code, and contribute to the Foundation (i) up to 2% of the number of shares of Common Stock to be outstanding upon completion of the Stock Offering, and/or (ii) cash, provided that the total contribution to the Foundation does not exceed 8% of the gross proceeds from the sale of Common Stock in the Stock Offering. Contributions to the Foundation in connection with the Stock Offering are intended to complement the Bank’s existing community reinvestment activities and to permit the communities in which the Bank operates to share in financial success of the Bank as a locally headquartered, community-oriented savings bank.
     The Foundation would be dedicated to the promotion of charitable purposes within the communities in which the Bank operates, including, but not limited to, grants or donations to support housing assistance, local education and other types of organizations or civic-minded projects. The Foundation will distribute annually total grants to assist charitable organizations or to fund projects within its local community of not less than 5% of the average fair value of Foundation assets each year. In order to serve the purposes for which it was formed and maintain its 501(c)(3) qualification, the Foundation may sell, on an annual basis, a limited portion of the Common Stock contributed to it by the Holding Company.
     The board of directors of the Foundation will be responsible for establishing the policies of the Foundation with respect to grants or donations, consistent with the stated purposes of the Foundation. The Foundation will comply with applicable federal banking laws and regulations.
     The establishment and funding of the Foundation as part of the Stock Offering will be subject to the approval of the MHC’s members by an affirmative vote of a majority of the votes eligible to be cast by the MHC’s members, in person or by proxy, at a special meeting to consider such proposal, unless a waiver of such member vote is obtained from the OTS, or a vote is otherwise not required. In the event that either (i) the Holding Company does not obtain from the OTS a waiver of the MHC member vote to approve the Foundation, or (ii) the MHC’s members are requested to approve, but do not approve the establishment of the Foundation, the Holding Company may determine to complete the Stock Offering without the establishment of the Foundation and may do so without amending this Plan or obtaining any further vote of the MHC’s members. For comparison purposes, if a vote of members is required, such persons will be provided with a projection of the pro forma market value of the Common Stock, an Estimated Valuation Range and certain selected pro forma financial data that would result if the Stock Offering were consummated with and without establishment of the Foundation.
12. Market for Common Stock
     If at the close of the Stock Offering the Holding Company has more than 100 shareholders of any class of stock, the Holding Company shall use its best efforts to:
(i)	encourage and assist a market maker to establish and maintain a market for that class of stock; and

(ii)	list that class of stock on a national or regional securities exchange, or on the Nasdaq quotation system.
13. Stock Purchases by Management Persons After the Stock Offering
     For a period of three years after the Stock Offering, no Management Person or his or her Associates may purchase, without the prior written approval of the OTS, any Common Stock, except from a broker-dealer registered with the SEC, except that the foregoing shall not apply to:
A.	Negotiated transactions involving more than 1% of the outstanding stock in the class of stock; or

B.	Purchases of stock made by and held by any Tax-Qualified or Non-Tax-Qualified Employee Plan even if such stock is attributable to Management Persons or their Associates.
14. Resales of Stock by Directors and Officers
     Common Stock purchased by Officers, directors and their Associates in the Stock Offering may not be resold for a period of at least one year following the date of purchase, except in the case of death of an Officer, director or the Associate.
15. Stock Certificates
     Each stock certificate shall bear a legend giving appropriate notice of the restrictions set forth in Section 14 above. Appropriate instructions shall be issued to the Holding Company’s transfer agent with respect to applicable restrictions on transfers of such stock. Any shares of stock issued as a stock dividend, stock split or otherwise with respect to such restricted stock, shall be subject to the same restrictions as apply to the restricted stock.
16. Restriction on Financing Stock Purchases
     The Holding Company and the Bank will not loan funds to any Person to purchase Common Stock in the Stock Offering, and will not knowingly offer or sell any of the Common Stock to any Person whose purchase would be financed by funds loaned to the Person by the Holding Company, the Bank or any Affiliate.
17. Stock Benefit Plans
     The Board of Directors of the Bank and/or the Holding Company intend to adopt one or more stock benefit plans for employees, officers and directors, including an ESOP, stock award plans and stock option plans, which will be authorized to purchase Common Stock and grant options for Common Stock. However, only the Tax-Qualified Employee Plans will be permitted to purchase Common Stock in the Stock Offering, subject to the purchase priorities set forth in this Plan. The Board of Directors of the Bank intends to establish the ESOP and authorize the ESOP and any other Tax-Qualified Employee Plans to purchase in the aggregate up to 4.9% of the shares of Common Stock to be outstanding immediately following the completion of the Stock Offering. The Bank or the Holding Company may make scheduled discretionary contributions to one or more Tax-Qualified Employee Plans to purchase Common Stock sold in the Stock Offering, or to purchase issued and outstanding shares of Common Stock in the open market or from authorized but unissued shares of Common Stock or treasury shares from the Holding Company subsequent to the completion of the Stock Offering; provided such contributions do not cause the Bank to fail to meet any of its regulatory capital requirements. In addition to shares purchased by one or more Tax-Qualified Employee Plans in this Stock Offering, any subsequent stock offering, and/or from authorized but unissued shares or treasury shares of the Holding Company, this Plan also specifically authorizes the Holding Company to grant awards under one or more stock benefit plans, including stock recognition and award plans and stock option plans, in an amount up to 25% of the shares of Common Stock held by persons other than the MHC.
18. Post-Stock Issuance Filing and Market Making
     If the Holding Company has more than 35 stockholders of any class of stock, the Holding Company shall register its Common Stock with the SEC pursuant to the Exchange Act, and shall undertake not to deregister such Common Stock for a period of three years thereafter.
19. Payment of Dividends and Repurchase of Stock
     The Holding Company may not declare or pay a cash dividend on its Common Stock if the effect thereof would cause the regulatory capital of the Bank to be reduced below the amount required under Section 567.2 of the Regulations. Otherwise, the Holding Company may declare dividends or make other capital distributions in accordance with Section 563b.520 of the Regulations. Following completion of the Stock Offering, the Holding Company may repurchase its Common Stock consistent with Section 563b.510 and Section 563b.515 of the Regulations relating to stock repurchases, as long as such repurchases do not cause the regulatory capital of the Bank to be reduced below the amount required under Section 563b.450 of the Regulations. The MHC may from time to time purchase Common Stock. Subject to any notice or approval requirements of the OTS under the Regulations, the MHC may waive its right to receive dividends declared by the Holding Company.
20. Stock Offering Expenses
     The Regulations require that the expenses of any Stock Offering must be reasonable. The Bank will use its best efforts to assure that the expenses incurred by the Bank and the Holding Company in effecting the Stock Offering will be reasonable.
21. Employment and Other Severance Agreements
     Following or contemporaneously with the Stock Offering, the Bank and/or the Holding Company may enter into employment and/or severance arrangements with one or more executive officers of the Bank and/or the Holding Company. It is anticipated that any employment contracts entered into by the Bank and/or the Holding Company will be for terms not exceeding three years and that such contracts will provide for annual renewals of the term of the contracts, subject to approval by the Board of Directors. The Bank and/or the Holding Company also may enter into severance arrangements with one or more executive officers that provide for the payment of severance compensation in the event of a change in control of the Bank and/or the

Holding Company. The significant terms of such employment and severance arrangements have not been determined as of this time, but will be described in any prospectus circulated in connection with the Stock Offering and will be subject to and comply with all regulations of the OTS.
22. Residents of Foreign Countries and Certain States
     The Holding Company will make reasonable efforts to comply with the securities laws of all states in the United States in which Persons entitled to subscribe for shares of Common Stock pursuant to this Plan reside. However, no such Person will be issued subscription rights in the Subscription Offering or be permitted to purchase shares of Common Stock if such Person resides in a foreign country or in a state of the United States with respect to which any of the following apply: (A) a small number of Persons otherwise eligible to subscribe for shares under this Plan reside in such state; (B) the issuance of subscription rights or the offer or sale of shares of Common Stock to such Persons would require the Holding Company, under the securities laws of such state, to register as a broker, dealer or salesman in such state; or (C) such registration or qualification would be impracticable for reasons of cost or otherwise.
23. Interpretation
     All interpretations of this Plan and application of its provisions to particular circumstances by a majority of the Board of Directors of the Holding Company shall be final, subject to the authority of the OTS.
24. Amendment or Termination of the Plan
     If necessary or desirable, the terms of the Plan may be substantially amended by a majority vote of the Holding Company’s Board of Directors as a result of comments from regulatory authorities or otherwise at any time prior to the approval of the Plan by the OTS and at any time thereafter with the concurrence of the OTS. The Plan may be terminated by a majority vote of the Board of Directors at any time prior to approval of the Plan by the OTS and may be terminated by a majority vote of the Board of Directors at any time thereafter with the concurrence of the OTS.
Dated: April 4, 2007, as amended June 5, 2007.